Exhibit 99.1

19 October 2022

Zufishan Anjum

ASX Compliance Pty Limited
Level 4, Exchange Centre
20 Bridge Street
Sydney NSW 2000

By email: tradinghaltssydney@asx.com.au

Dear Zufishan,

Request for Trading Halt – Novonix Limited

Pursuant to Listing Rule 17.1, Novonix Limited (ACN 157 690 830) (ASX: NVX) (NVX) requests a trading halt be granted by the Australian Securities Exchange (ASX) in respect of NVX's ordinary shares from the commencement of trading on 19 October 2022.

For the purposes of Listing Rule 17.1, NVX provides the following information:

1
NVX is seeking the trading halt as it expects to make an announcement to the ASX in connection with a material funding arrangement;
2
NVX requests that the trading halt remain in place until the earlier of NVX making an announcement to the market about the material funding arrangement and the commencement of trading on 21 October 2022; and
3
NVX is not aware of any reason why the trading halt should not be granted, or of any other information available at this stage that is relevant to the trading halt.

Yours sincerely,

Suzanne Yeates
Company Secretary

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

GPO Box 525 Brisbane Qld 4001

AUSTRALIA